URON INC.
9449 Science Center Drive
New Hope, Minnesota 55428

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF A
CHANGE IN THE COMPOSITION OF
THE BOARD OF DIRECTORS

December 14, 2007

This Information Statement is being furnished to holders of record of the common stock, no par value per share, of URON Inc., a Minnesota corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. References throughout this Information Statement to the “Company,” “we,” “us” and “our” are to URON Inc.

No vote or other action by our shareholders is required in response to this Information Statement. Proxies are not being solicited.

INTRODUCTION

We anticipate that following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 promulgated under the Exchange Act or the date this Information Statement is mailed to our shareholders, the transactions contemplated by the Agreement and Plan of Merger and Reorganization discussed below under “Change of Control,” and disclosed in our Current Report on Form 8-K filed on December 14, 2007, will be completed. At that time:

•
Pursuant to an Agreement and Plan of Merger and Reorganization dated December 13, 2007 (the “Merger Agreement”) by and among the Company, WFL Acquisition Corp., a Wyoming corporation and wholly owned subsidiary of the Company, and Wyoming Financial Lenders, Inc., a Wyoming corporation (“Wyoming”), WFL Acquisition Corp. will merge with and into Wyoming, with Wyoming remaining as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”);

•
In connection with the Merger, all shares of Wyoming’s capital stock will be exchanged for shares of the Company’s common stock such that, immediately following completion of the Merger, the former holders of Wyoming’s capital stock will collectively hold 1,125,000 common shares and 10,000,000 shares of Series A Convertible Preferred Stock of the Company; and

•
In connection with the Merger, Mr. Donald Miller, who currently is our sole director, will resign. Messrs. Christopher Larson, Robert W. Moberly, James Mandel, John H. Klassen IV and Mark Houlton will be appointed as our directors effective upon the consummation of the Merger.

Because of the change in the board of directors’ composition and the exchange of securities pursuant to the Merger Agreement, there will be a change in control of the Company on the date the Merger is completed.

As of December 14, 2007, we had 7,710,255 shares of common stock issued and outstanding which comprises the only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held. Each share of common stock is entitled to one vote.

Please read this Information Statement carefully. It generally describes the material terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger.

CHANGE OF CONTROL

On December 13, 2007, we entered into the Merger Agreement pursuant to which our wholly owned subsidiary will, subject to the satisfaction or waiver of certain closing conditions, merge with and into Wyoming with Wyoming remaining as the surviving entity and as our wholly owned subsidiary. Because we have only a small and dwindling operating business and limited assets and liabilities, our board of directors believes it is in our best interest and the best interest of our shareholders to enter into the Merger Agreement. In connection with the Merger, we will issue WERCS, Inc., the sole stockholder of Wyoming, a total of 1,125,000 shares of our common stock and 10,000,000 shares of Series A Convertible Preferred Stock.

Prior to the closing of the Merger, we expect to file a certificate of designation with the Minnesota Secretary of State that would designate and authorize a class of preferred stock to be named “Series A Convertible Preferred Stock,” as required by the Merger Agreement. The certificate of designation will permit us to issue up to 10 million shares of Series A Convertible Preferred Stock (the “Series A Stock”). The Series A Stock will entitle its holders to (i) a cumulative 10% dividend, compounded and payable on a quarterly basis; (ii) in the event of a liquidation or dissolution of the Company, a preference in the amount of all accrued but unpaid dividends plus the stated amount of such shares, before any payment shall be made or any assets distributed to the holders of any junior securities; (iii) convert their shares of Series A Stock into common shares of the Company on a one-for-one basis (subject to adjustment); and (iv) vote their shares of Series A Stock on an as-if-converted basis. The Company also will have the right to redeem some or all shares of Series A Stock, at any time upon 60 days’ advance notice, at a price dependent upon the date of redemption. In the case of any redemption closing on or prior to the 15-month anniversary of the first issuance of Series A Preferred Stock, the redemption price will be $3.00 per share plus accrued but unpaid dividends; thereafter, the redemption price will $3.50 per share plus accrued but unpaid dividends.

The Merger Agreement also provides that, upon the closing of the Merger, Mr. Donald Miller, our sole director, will resign and Messrs. Christopher Larson, Robert W. Moberly, James Mandel, John H. Klassen IV and Mark Houlton will be appointed as our new directors. Currently, all of the shares of capital stock of Wyoming are held by WERCS, Inc., a Wyoming corporation. After the Merger, WERCS, Inc. will be a controlling shareholder of the Company.

In addition to a range of standard closing conditions set forth in the Merger Agreement, the closing of the Merger is subject to the certain other closing conditions, including the following: (a) the Merger transaction shall have been approved by the requisite vote of Wyoming’s sole stockholder, without any exercise by any Wyoming stockholder of their right to dissent from the transaction and obtain the fair value of their shares; (b) as of the date of the Merger, our common stock shall continue to be eligible for trading on the Over-the-Counter Bulletin Board; (c) we shall have no more than $50,000 in liabilities outstanding (excluding fees payable to legal counsel); (d) we shall have received at least $4 million in gross proceeds from the sale of securities in a private placement; and (e) we shall have completed a 1-for-10 reverse stock split.

The Merger Agreement was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2007, and is incorporated herein by this reference. The foregoing description of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entireties by reference to such document.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned by:

•	those persons or groups known to us to currently beneficially own more than 5% of our common stock, or expected to beneficially own more than 5% of our common stock immediately after the Merger

•	each current director or executive officer of the Company, and each person that is expected to become a director or executive officer of the Company after the Merger, and

•	all current directors and officers (as a group), and all persons that are expected to become directors and officers after the Merger (as a group).

This information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including shares in the table below does not, however, constitute an admission that the named shareholder (or other beneficial owner) is a direct or indirect beneficial owner of those shares.

Except as indicated below, the individuals and entities listed below possess sole voting and investment power with respect to their shares. The business address of the current director, Mr. Donald Miller, is 9449 Science Center Drive, New Hope, Minnesota 55428. Except as otherwise provided, the business address of the persons that will become directors and executive officers after the completion of the Merger is similarly 9449 Science Center Drive, New Hope, Minnesota 55428.

	Before the Merger (1)		After the Merger (2)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (3)	Percent of Class	Number of Shares Beneficially Owned (3)		Percent of Class
Donald Miller	554,410	7.2%	55,441		*
Christopher Larson (4)	1,071,875	13.9%	1,071,875		14.2%
Steve Staehr	0	*	550,000	(5)	7.3%
John Quandahl	0	*	400,000	(6)	5.3%
Robert W. Moberly (7)	0	*	11,125,000		63.5%
James Mandel	0	*	0		*
John H. Klassen IV	0	*	0		*
Mark Houlton	0	*	0		*
All executive officers and directors as a group (4 persons prior to, and 7 people after, the consummation of the Merger)	1,626,285	18.5%	13,202,316		75.3%
Lantern Advisers, LLC 80 South Eight Street, Suite 900 Minneapolis, MN 55402	2,383,100	30.1%	638,310	(8)	8.5%
WERCS, Inc. (9) 400 East First Street PO Box 130 Casper, WY 82602	0	*	11,125,000		63.5%

_________________________
* represents less than 1 percent.

(1)	Based on 7,710,250 common shares outstanding.

(2)
Based on a projected 7,531,025 common shares outstanding (after giving effect to the 1-for-10 reverse stock split that is to be effected on December 21, 2007, which reverse stock split is a condition to the consummation of the Merger), and 10,000,000 shares of Series A Stock which are convertible into 10,000,000 shares of common stock.

(3)
Beneficial ownership is determined in accordance with the rules of the SEC and includes general voting power or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the applicable record date, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options or warrants but are not deemed outstanding for computing the beneficial ownership percentage of any other person.

(4)
Mr. Larson became the Company’s Chief Executive Officer on November 29, 2007. Mr. Larson has the right to purchase 1,071,875 shares of common stock for an aggregate purchase price of $500,000, pursuant to the terms and conditions of a Common Stock Purchase Agreement by and between the Company and Mr. Larson, dated as of November 29, 2007. That agreement provides that the shares which Mr. Larson purchases thereunder will not be affected by the reverse stock split contemplated by, and required as a condition to the closing of the Merger under, the Merger Agreement.

(5)
Mr. Staehr became the Company’s Chief Financial Officer on November 29, 2007. Mr. Staehr has the right, through November 29, 2008, to purchase up to 550,000 shares of common stock at the exercise price of $0.01 per share, which right is not exercisable unless and until the Merger has been consummated.

(6)
Mr. Quandahl became the Company’s Chief Operating Officer on November 29, 2007. Mr. Quandahl has the right, through November 29, 2008, to purchase up to 400,000 shares of common stock at the exercise price of $0.01 per share, which right is not exercisable unless and until the Merger has been consummated.

(7)
Mr. Moberly is the Chief Executive Officer of Wyoming Financial Lenders, Inc. (referred to throughout the Information Statement as “Wyoming”), and the Chief Executive Officer of WERCS, Inc., the sole stockholder of Wyoming.

(8)
Lantern Advisers, LLC is a Minnesota limited liability company that is beneficially owned by Mr. Joseph A. Geraci, II. Lantern Advisers holds a five-year warrant to purchase up to 400,000 shares of common stock at the per-share price of $0.01, which warrant and right vests and becomes exercisable only upon a change in control of the Company (as defined therein).

(9)	WERCS, Inc. is a Wyoming corporation that is the sole stockholder of Wyoming Financial Lenders, Inc. (referred to throughout the Information Statement as “Wyoming”).

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Merger, which will not occur prior to the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date this Information Statement is mailed to our shareholders, our board of directors will be reconstituted with five new directors. On that date, and effective immediately following the consummation of the Merger, Mr. Donald Miller, who is currently our sole director, will resign and Messrs. Christopher Larson, Robert W. Moberly, James Mandel, John H. Klassen IV and Mark Houlton will be appointed directors of the Company. The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction contemplated by the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, our directors may appoint a substitute nominee or nominees who may be designated by Wyoming prior to the date the new directors take office. Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

Name	Age	Positions
Donald Miller	67	Director
Christopher Larson	36	Chief Executive Officer
Steven Staehr	45	Chief Financial Officer
John Quandahl	41	Chief Operating Officer

The biographies of those individuals currently serving as directors and executive officers of the Company are set forth below:

Donald Miller worked for Schwan’s enterprises between 1962 and 2001, primarily as Chief Financial Officer. Mr. Miller is currently employed by Schwan’s as Special Assistant to the Chief Executive Officer. Mr. Miller currently serves as Chairman of the Board of Directors of Multiband Corporation.

Chris Larson, the Company’s Chief Executive Officer and President, co-founded and acted as Chief Financial Officer of Cash Systems, Inc., a NASDAQ traded (symbol: CKNN) financial services company involved in the casino gaming industry from 1999 to 2005. Chris also served on the board of directors of Cash Systems from 2001 to 2006. Cash Systems was taken public via a reverse merger and during Chris’ tenure the company experienced revenue growth from $600,000 to $120,000,000 annually.

Steve Staehr is the Company’s Chief Financial Officer and was previously employed by Cash Systems, Inc. as its corporate controller, where he was responsible for all aspects of financial accounting and SEC reporting for the company. Mr. Staehr has also held high-level financial executive positions with several other large companies, most notably with Encore Productions, Inc., Mirage Resorts, Inc., Boyd Gaming Corporation, Caesars World, Inc., and Deloitte & Touche LLP. Mr. Steahr was the corporate controller for Boyd Gaming during its initial public offering. Mr. Staehr is a licensed certified public accountant in the states of California and Nevada, and a member of the American Institute of Certified Public Accountants.

John Quandahl, the Company’s Chief Operating Officer, currently also serves as the President of Wyoming Financial Lenders, Inc., a position he has held since 2007. From 2005 until joining Wyoming Financial Lenders, Mr. Quandahl was the President of Houlton Enterprises, Inc., and prior to that served as that corporation’s Chief Operating Officer from 1999 until 2004. Mr. Quandahl was the controller as Silverston Group, Inc., from 1993 until 1998, and before that began his career at the Nebraska Department of Revenue as tax auditor in 1989. Mr. Quandahl is a certified public accountant and earned a degree in accounting from the University of Nebraska - Lincoln.

Officers, Directors and Key Employees After Merger

Name	Age	Positions
Christopher Larson	36	Director, Chief Executive Officer and President
Steven Staehr	45	Chief Financial Officer
John Quandahl	41	Chief Operating Officer
Robert W. Moberly	55	Director
James Mandel	50	Director
John H. Klassen IV		Director
Mark Houlton	43	Director

The biographies of those individuals who are expected to join our board of directors after the closing of the Merger—Messrs. Moberly, Mandel, Klassen and Houlton—are set forth below:

Robert W. Moberly has been employed with Wyoming since 1987. Mr. Moberly is responsible for locating and evaluating business acquisitions for Wyoming and its affiliates. Mr. Moberly also develops the company’s business strategies. Mr. Moberly holds many licenses in insurance and securities, including: Property and Casualty, Life and Health, Surplus Lines in insurance and Registered Representative Series 7, Financial Operations Principal Series 27, General Principal Series 24, Municipal Securities Registered Representative Series 53 and Options Principal Series 4 in securities. Prior to joining Wyoming, Mr. Moberly worked for two years as a securities broker for Dain Bosworth and 15 years as the owner of a contracting business. Mr. Moberly, a native of Greybull, Wyoming, graduated from Worland High School and attended the University of Wyoming.

James Mandel has been the Chief Executive Officer and a director of Multiband Corporation (NasdaqCM: MBND) since October 1, 1998. He was co-founder of Call 4 Wireless, LLC, a telecommunications company specializing in wireless communications, and served as its Chairman and a member of its board of directors from December 1996 until October 1998, and as its interim Chief Executive Officer from December 1996 until December 1997. From October 1991 to October 1996, he was Vice President of Systems for Grand Casinos, Inc., where his duties included managing the design, development, installation and on-going maintenance for the 2,000 room, $507 million Stratosphere Hotel, Casino and Tower in Las Vegas. Mr. Mandel also managed the systems development of Grand Casino Mille Lacs, in Onamia, Minnesota, Grand Casino Hinckley in Hinckley, Minnesota and six other casinos nationwide. He formerly served as Chairman of the Board of Directors for CorVu Corporation, an international software development company which was sold in June of 2007, and currently serves as a director for NewMarket Technologies, an international technology company based in Dallas, Texas.

John H. Klassen IV is a Business Financial Advisor with Merrill Lynch and provides advisory services for individuals, closely held businesses and public companies in a wide variety of industries. Prior to joining Merrill Lynch, Mr. Klassen worked in Wells Fargo’s Commercial Banking Group for 12 years. His has broad experience in the areas of commercial banking, investment banking and private wealth management. Mr. Klassen graduated magna cum laude with a Bachelor of Science degree in finance from San Diego State University. Mr. Klassen is active in a variety of community organizations.

Mark Houlton founded Houlton Enterprises, Inc. in 1997 and opened his first check-cashing / payday advance store in Omaha, Nebraska. Over the course of his ownership, this single store company grew to a total of 24 stores in Nebraska, Iowa, North Dakota and Wisconsin. In 2005, Mr. Houlton sold his stock to WERCS, Inc. and Houlton Enterprises was merged into Wyoming Financial Lenders, Inc. Mr. Houlton is a 1988 graduate of the University of Nebraska, Lincoln, having received a B.S. in management.

Director’s Meetings and Compensation

During the fiscal year ending December 31, 2006, our board of directors, composed solely of one director, held no meetings and took only one action in writing. Our directors do not receive cash compensation pursuant to any standard arrangement for their services as directors. However, directors who are not officers may be paid an annual fee or a fee per meeting of the board of directors in an amount to be determined in the future by the board of directors.

Audit, Nominating and Compensation Committees

We currently have no committees of the board of directors and did not have any such committees in place during fiscal 2006. Our board of directors believes that the existence of such committees is not currently necessary because we have only a limited operating business and limited assets and liabilities. During fiscal 2006, our full board of directors (consisting of only one director—Mr. Donald Miller) acted as an audit committee for purposes of determining whether our auditor’s non-audit services were compatible with maintaining the auditor’s independence.

Because we have no audit committee, we do not have an “audit committee financial expert” as that term is defined by Regulation S-B promulgated under the Exchange Act. We have determined, along with our counsel and auditors, that our board of directors does not currently need to include an audit committee financial expert to oversee our internal financial policies given that we have a limited operating business and limited assets and liabilities. Furthermore, the listing standards of the Over-the-Counter Bulletin Board do not require us to maintain an audit committee or audit committee financial expert.

Because our board of directors does not have a nominating committee, and had no such committee in fiscal 2006, the full board of directors will participate in the consideration of director nominees, if required. Due primarily to our limited business operations, our board of directors has not adopted a policy regarding the consideration of director candidates recommended by shareholders nor has the board of directors identified minimum qualifications for director nominees.

Process for Shareholders to Send Communications to the Board of Directors

Our board of directors welcomes your questions and comments. If you would like to communicate directly to our board, or if you have a concern related to the Company’s business ethics or conduct, financial statements, accounting practices or internal controls, then you may contact us by telephone at (763) 504-3000, or by mail at 9449 Science Center Drive, New Hope, Minnesota 55428. All communications will be forwarded to Donald Miller, currently our sole director.

Directors’ attendance at the meetings can provide shareholders with an opportunity to communicate with the directors about issues affecting the Company. The Company does not have a policy regarding director attendance at shareholder meetings, but all directors and nominees are encouraged to attend the annual meetings of shareholders.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires that directors, certain officers of the Company and ten percent shareholders file reports of ownership and changes in ownership with the SEC as to the Company’s securities beneficially owned by them. Such persons are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of copies of Forms 3 and 4 and amendments thereto furnished to the Company pursuant to Rule 16a-3(e) and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and any written representations referred to in Item 405 of Regulation S-B stating that no Forms 5 were required, the Company believes that, during fiscal year 2006, all Section 16(a) filing requirements applicable to the Company’s officers, directors and ten percent shareholders were complied with.

Certain Relationships and Related Transactions

The Company is party to a management agreement with Multiband Corporation for personnel and office support (including operations and accounting). URON incurred service fees to Multiband Corporation in the amount of $56,570 for the year ended December 31, 2006. Our sole director, Don Miller, is (and was, during the period in question) the Chairman of the Board of Directors of Multiband. During such time, Mr. Miller was also our Chief Executive Officer. The board of directors believes that the fees paid and payable to Multiband Corporation pursuant to the management agreement the are at market rate.

On November 29, 2007, the Company entered into three separate transactions. In one transaction, the Company issued a warrant to Lantern Advisers, LLC, a Minnesota limited liability company and currently the holder of more than ten percent of the Company’s outstanding common stock. The warrant provides Lantern Advisers with the right, for a period of five years, to purchase up to 400,000 shares of our common stock at the per-share price of $0.01; however, the rights under the warrant do not vest, and the warrant may not be exercised, until the consummation of a transaction involving a change in control of the Company. As currently contemplated, the closing of the Merger will constitute a “change in control” of the Company as that term is defined in the warrant. The warrant also provides that the shares purchasable thereunder will not be affected by any stock combination effected in connection with the Merger Agreement.

In another transaction on the same date, the Company entered into a Common Stock Purchase Agreement with Christopher Larson, its newly appointed Chief Executive Officer. Under the Common Stock Purchase Agreement, Mr. Larson has the right to purchase 1,071,875 shares of common stock for an aggregate purchase price of $500,000. Among other terms and conditions, the agreement provides that the shares which Mr. Larson purchases thereunder will not be affected by any stock combination effected in connection with the Merger Agreement. As of the date of this Information Statement, Mr. Larson has not exercised his right to purchase shares under the Common Stock Purchase Agreement.

Finally, the Company also issued options, pursuant to the terms and conditions set forth in option agreements, to various executive and non-executive management personnel. In total, the Company entered into option agreements with nine persons, obligating the Company to issue up to a maximum aggregate of 1,575,000 shares of common stock at the per-share price of $0.01. Among the optionees, the Company entered into option agreements with Messrs. Steven Staehr and John Quandahl, whom the Company’s board of directors respectively appointed as Chief Financial Officer and Chief Operating Officer on the same date. Under their respective option agreements, Mr. Staehr has the right to purchase 550,000 shares and Mr. Quandahl has the right to purchase 400,000 shares. The options are not vested, and vest only in the event that, and are exercisable only at the time that, the Company engages in a change in control (as defined in such agreements). The closing of the Merger will constitute a change in control, as defined in the option agreements. The option agreements include a provision whereby the shares purchased pursuant thereto will not be affected by any stock combination effected by the Company in connection with the Merger Agreement.

Executive Compensation

The Company did not pay any cash or cash-equivalent remuneration to any executive officer or any director during the Company’s last three completed years ended December 31, 2006, 2005 and 2004. The Company issued no options, warrants, restricted stock, or stock-based compensation to any officer or director during its last three fiscal years. In February 2007, the Company entered into an employment agreement with Don Miller, employing him as Chief Executive Officer for the period ending December 31, 2007. His sole compensation is 500,000 shares of URON common stock with restricted transferability. On November 29, 2007, in connection with the appointment of Mr. Christopher Larson as the Company’s Chief Executive Officer and the resignation of Mr. Miller from such position, the Company and Mr. Miller terminated the aforementioned employment agreement.

By order of the Board of Directors

/s/ Christopher Larson

Christopher Larson
Chief Executive Officer

Dated: December 14, 2007